Form 10-K, Exhibit 13
OHM CORP
filed 1995-03-31
CIK 788964

                                                                      EXHIBIT 13
OHM CORPORATION
FIVE YEAR SUMMARY OF RESULTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                        YEARS ENDED DECEMBER 31,
                                        --------------------------------------------------------
                                          1994        1993        1992        1991        1990
                                        --------    --------    --------    --------    --------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Gross Revenues.......................   $323,381    $242,401    $221,370    $189,137    $189,624
     Less direct subcontract costs...    103,114      66,661      59,461      51,467      48,573
                                        --------    --------    --------    --------    --------
Net Revenues.........................    220,267     175,740     161,909     137,670     141,051
  Cost of services...................    193,045     135,680     126,246     112,073     104,195
                                        --------    --------    --------    --------    --------
Gross Profit.........................     27,222      40,060      35,663      25,597      36,856
  Selling, general and administrative
     expenses........................     32,281      27,110      30,845      25,204      22,065
                                        --------    --------    --------    --------    --------
Operating Income (Loss)..............     (5,059)     12,950       4,818         393      14,791
                                        --------    --------    --------    --------    --------
Other (Income) Expenses:
  Investment income..................        (28)        (28)        (31)        (30)       (109)
  Interest expense...................      9,177       7,748       7,106       7,423       8,115
  Gain on sale of common stock of
     subsidiary......................         --          --          --          --      (9,225)
  Equity in net (earnings) loss of
     affiliates' continuing
     operations......................     (1,032)     (1,600)      1,121       2,443      (2,741)
  Miscellaneous expense..............        898         341         966         789       2,654
                                        --------    --------    --------    --------    --------
                                           9,015       6,461       9,162      10,625      (1,306)
                                        --------    --------    --------    --------    --------
Income (Loss) From Continuing
  Operations Before Income Taxes
  (Benefit)..........................    (14,074)      6,489      (4,344)    (10,232)     16,097
     Income taxes (benefit)..........     (6,458)      2,082      (1,230)     (3,369)      1,703
                                        --------    --------    --------    --------    --------
Income (Loss) From Continuing
  Operations.........................     (7,616)      4,407      (3,114)     (6,863)     14,394
Discontinued Operations, Net of
  Income Taxes (Benefit):
  Income (Loss) from operations......         --          --         122          --      (2,271)
  Provision for loss on
     disposition.....................         --          --        (420)         --      (6,195)
                                        --------    --------    --------    --------    --------
Income (Loss) Before Cumulative
  Effect of Accounting Change........     (7,616)      4,407      (3,412)     (6,863)      5,928
     Cumulative effect of accounting
       change........................         --          --        (857)         --          --
                                        --------    --------    --------    --------    --------
Net Income (Loss)....................   $ (7,616)   $  4,407    $ (4,269)   $ (6,863)   $  5,928
                                        =========   =========   =========   =========   =========
Net Income (Loss) Per Share:
  Continuing operations..............   $  (0.49)   $   0.35    $  (0.26)   $  (0.57)   $   1.20
  Discontinued operations:
     From operations.................         --          --        0.01          --       (0.19)
     From disposition................         --          --       (0.03)         --       (0.52)
                                        --------    --------    --------    --------    --------
Income (Loss) per share before effect
  of cumulative accounting change....      (0.49)       0.35       (0.28)      (0.57)       0.49
     Cumulative effect of accounting
       change........................         --          --       (0.07)         --          --
                                        --------    --------    --------    --------    --------
Net Income (Loss) Per Share..........   $  (0.49)   $   0.35    $  (0.35)   $  (0.57)   $   0.49
                                        =========   =========   =========   =========   =========
Weighted Average Number Of Common And
  Common Equivalent Shares
  Outstanding........................     15,582      12,506      12,051      12,042      12,015
                                        =========   =========   =========   =========   =========

NOTES:

(1) The results of operations for each of the four years ended December 31, 1993 have been presented to reflect the accounting for discontinued operations of certain business units. See "Note 2 to the Consolidated Financial Statements."

(2) The cumulative effect of accounting change of $857,000 or $0.07 per share for the year ended December 31, 1992 is for adoption of Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes." See "Note 9 to the Consolidated Financial Statements."

(3) Special and nonrecurring charges include: (i) for the year ended December 31, 1994, the Company recorded a special charge of $15,000,000 (net of income tax benefit of $10,000,000) to establish a reserve for accounts receivable, primarily where such accounts are in litigation; (ii) for the year ended December 31, 1992, special charges of $2,550,000 (net of income tax benefit of $1,600,000) recorded by the Company, and $2,162,000 recorded by NSC, both of which relate to the restructuring of the Company and NSC's asbestos abatement operations in anticipation of NSC's acquisition of the asbestos abatement division of Brand (completed on May 4, 1993), and which include provisions for legal and insurance reserves, and for certain other matters; (iii) for the year ended December 31, 1991, charges of $3,950,000 for equity losses in Concord Resources Group, Inc. ("Concord"); and (iv) for the year ended December 31, 1990, a nonrecurring gain of $8,275,000 (net of income tax of $950,000) which resulted from an initial public offering of NSC's common stock, nonrecurring charges of $1,426,000 (net of income tax benefit of $950,000) related to a pension agreement and certain nonproductive assets, and a charge of $630,000 (net of income tax benefit of $420,000) for equity losses in Concord.

                    FIVE YEAR SUMMARY OF FINANCIAL POSITION
                                 (IN THOUSANDS)

                                                        YEARS ENDED DECEMBER 31,
                                        --------------------------------------------------------
                                          1994        1993        1992        1991        1990
                                        --------    --------    --------    --------    --------
Working capital......................   $116,464    $ 69,985    $ 56,148    $ 43,919    $ 27,547
Total assets.........................    272,546     215,357     185,415     168,986     171,425
Long-term debt.......................    127,279      71,113     101,085      81,500      71,500
Shareholders' equity.................     76,920      82,743      43,833      48,253      54,743

NOTE:

The Company has not declared any cash dividends on its common stock and is restricted by bank covenants from the payment of cash dividends in the future. See "Note 7 to the Consolidated Financial Statements."

                                OHM CORPORATION
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

     OHM Corporation ("the Company") provides a broad range of environmental and hazardous waste remediation services to its clients located primarily in the United States. The timing of the Company's revenues is dependent on its backlog, contract awards and the performance requirements of each contract. The Company's revenues are also affected by the timing of its clients' planned remediation activities which generally increase during the third and fourth quarters. Because of this change in demand, the Company's quarterly revenues can fluctuate, and revenues for the first and second quarters of each year have historically been lower than for the third and fourth quarters, although there can be no assurance that this will occur in future years. Accordingly, quarterly or other interim results should not be considered indicative of results to be expected for any quarter or full fiscal year.

     On December 5, 1994, the Company entered into a definitive agreement to acquire substantially all of the assets and certain liabilities of the hazardous and nuclear waste remediation services business units of Rust International Inc. ("Rust") in exchange for 10,368,000 shares of common stock of the Company, or approximately 40% of the outstanding shares of the Company's common stock upon completion of the transaction. In addition, Rust's parent company, WMX Technologies, Inc. ("WMX"), will provide the Company with a credit enhancement in the form of guarantees issued from time to time upon request of the Company, of up to $75,000,000 of the Company's indebtedness outstanding during the five years following the closing of the transaction. Such enhancement should enable the Company to secure lower cost financing to fund its growth. The transaction is subject to the approval of the shareholders of the Company. The required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act expired in January 1995. The anticipated closing date of such transaction is May 1995. The Company is currently evaluating whether it will incur any significant costs for restructuring its organization and operations upon consummation of the Merger. Such costs would be recorded as a restructuring charge and may include the costs of closing certain of the Company's offices and other non-recurring expenses related to such restructuring.

     During the fourth quarter of 1994, certain developments within and external to the Company caused management to revaluate certain accounts receivable recorded during 1994. As a result, the Company recorded a $25,000,000 pre-tax charge, $15,000,000 after-tax or $0.96 per share, to establish a reserve for accounts receivable, primarily where such accounts are in litigation, including projects performed by the Company for Citgo Petroleum Company ("Citgo") and Occidental Chemical Corporation ("Occidental"). The Company is in litigation with Citgo over contract specifications in which the Company has asserted claims for payment in excess of $35,000,000. Citgo has recently named Occidental Oil and Gas Corporation and OXY USA, Inc. as third party defendants in such litigation because of their prior involvement with the Citgo site and its contract specifications. The Company has also become involved in litigation with Occidental relating to a separate project it performed in 1994 for Occidental in New York. While the Company believes its legal position in the litigation remains strong, the establishment of the reserve provides the Company with flexibility to pursue resolution of such matters. See "Note 15 to the Consolidated Financial Statements."

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated the percentage relationship that items in the statement of operations bear to net revenues:

                                                                        YEAR ENDED DECEMBER
                                                                                31,
                                                                       ----------------------
                                                                       1994     1993     1992
                                                                       ----     ----     ----
Gross revenues.......................................................  147 %    138 %    137 %
Less direct subcontract costs........................................   47       38       37
                                                                       ----     ----     ----
Net revenues.........................................................  100      100      100
Cost of services.....................................................   88       77       78
                                                                       ----     ----     ----
Gross profit.........................................................   12       23       22
Selling, general and administrative expenses.........................   15       16       19
                                                                       ----     ----     ----
Operating income (loss)..............................................   (3 )      7        3
Net interest expense.................................................    4        4        4
Equity in net earnings (loss) of affiliates' continuing operations...    1        1       (1 )
Miscellaneous, net...................................................   --       --        1
                                                                       ----     ----     ----
Income (loss) from continuing operations before income taxes
  (benefit)..........................................................   (6 )      4       (3 )
                                                                       ----     ----     ----
Income taxes (benefit)...............................................   (3 )      1       (1 )
                                                                       ----     ----     ----
Income (loss) from continuing operations.............................   (3 )%     3 %     (2 )%
                                                                       ====     ====     ====

Twelve Months Ended December 31, 1994 vs. Twelve Months Ended December 31, 1993

     Gross Revenues. The following table sets forth the Company's gross revenues by client type for the twelve months ended December 31, 1994 and 1993 (in thousands, except percentages):

                                                            1994                 1993
                                                      ----------------     ----------------
     Federal, State, and Local Government...........  $208,610      65%    $113,346      47%
     Industrial.....................................   114,771      35      129,055      53
                                                      --------     ---     --------     ---
       Total Gross Revenues.........................  $323,381     100%    $242,401     100%
                                                      ========     ===     ========     ===

     Total gross revenues increased by $80,980,000 to $323,381,000 for the year ended December 31, 1994 from $242,401,000 for 1993. Gross revenues reflect all amounts to be billed by the Company to its clients for work performed and include subcontract costs that are generally passed through to clients at a minimal amount of mark-up. The Company's management believes that net revenues are a better measurement of the Company's ability to generate profit from activities performed by the Company and, accordingly, management's discussion and analysis of revenues focuses on net revenues.

     Direct Subcontract Costs. Direct subcontract costs for the year ended December 31, 1994 increased $36,453,000 or 55% to $103,114,000 from $66,661,000 for 1993. Increases or decreases in direct subcontract costs generally result from varying requirements for the use of subcontractors in the projects performed by the Company during the year when compared to the projects performed in the prior year. The increase in direct subcontract costs is primarily due to the increase in gross revenues in 1994 over 1993. Direct subcontract costs as a percentage of gross revenues was 32% in 1994 and 28% in 1993.

     Net Revenues. The following table sets forth the Company's consolidated net revenues by client type for the years ended December 31, 1994 and 1993 (in thousands, except percentages):

                                                            1994                 1993
                                                      ----------------     ----------------
     Federal, State, and Local Government...........  $141,990      64%    $ 82,996      47%
     Industrial.....................................    78,277      36       92,744      53
                                                      --------     ---     --------     ---
       Total Net Revenues...........................  $220,267     100%    $175,740     100%
                                                      ========     ===     ========     ===

     Total net revenues for the year ended December 31, 1994 increased 25% to $220,267,000 from $175,740,000 in 1993. Such improvement resulted primarily from increased net revenues from the Company's contracts with the United States Army Corps of Engineers ("USACE"), the U.S. Navy, the Environmental Protection Agency ("EPA") and certain state and local governments.

     The Company experienced a $14,467,000 or 16% decrease in net revenues from industrial clients for the year ended December 31, 1994 as compared to 1993. Industrial revenues were negatively impacted by the previously discussed $25,000,000 accounts receivable reserve which was primarily related to industrial clients. The Company's industrial sector revenues remain sluggish, which the Company believes is due to anticipated changes in the Superfund law which may result from its pending reauthorization and current economic conditions in certain industry and geographic sectors. Industrial sector net revenues as a percentage of total net revenues decreased to 36% for 1994 from 53% in 1993.

     During 1994, the Company experienced a $58,994,000 or 71% increase in net revenues from government agencies. This improvement resulted primarily from increased activity under the Company's term contracts with USACE, the United States Navy, the EPA, and certain state and local governments. The Company also experienced a significant increase in net revenues from its USACE thermal incineration project in Holbrook, Massachusetts. In addition, the Company continues to experience a significant amount of proposal activity with the various Department of Defense agencies.

     During 1994, the Company's government revenues as a percent of total revenues increased to 64% from 47% in 1993. The Company believes that this shift in revenue mix toward the government sector will continue for the foreseeable future in light of the Company's significant term contracts with the Department of Defense, combined with continued increased spending by the federal government for environmental remediation as well as other factors discussed above.

     COST OF SERVICES AND GROSS PROFIT. Cost of services for the year ended December 31, 1994 increased 42% to $193,045,000 from $135,680,000 in 1993. As a percentage of net revenues, cost of services increased to 88% in 1994 from 77% in 1993. The increase in cost of services as a percentage of net revenues was primarily due to the aforementioned charge for accounts receivable. Gross profit decreased 32% to $27,222,000 in 1994 from $40,060,000 in 1993. Gross profit decreased primarily as a result of the recording of the accounts receivable reserve and other factors discussed above.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative ("SGA") expenses for the year ended December 31, 1994 increased 19% to $32,281,000 from $27,110,000 in 1993. The increase in SGA expense was due primarily to the increase in gross revenues and the expansion of the Company's Northeast and Western operations as a result of the award of certain significant term contracts from the Department of Defense. SGA expense as a percent of net revenues was 15% for both 1994 and 1993, and would have declined to 13% of net revenues excluding the accounts receivable reserve discussed above.

     OPERATING INCOME (LOSS). Operating income (loss) for 1994 decreased $18,009,000 to $(5,059,000) from $12,950,000 in 1993, due primarily to the recording of the accounts receivable reserve and the factors discussed above.

     OTHER (INCOME) EXPENSES. Other (income) expenses, excluding the Company's equity in net earnings of affiliate, increased $1,986,000 to $10,047,000 for 1994 compared to $8,061,000 in 1993. Such increase was primarily due to a $1,429,000 increase in interest expense. Such increase was due to additional borrowings as a result of the increased working capital requirements, including accounts receivable, of certain of the

Company's large remediation projects and its government contracts. In addition, the Company experienced an increase in the interest rates charged under its revolving credit facility. Miscellaneous expense increased $557,000 to $898,000 for 1994 compared to $341,000 in 1993 and was primarily due to losses incurred on the disposal of certain of the Company's equipment and offices.

     EQUITY IN NET EARNINGS (LOSS) OF AFFILIATES. The Company's equity interest in NSC's net earnings from continuing operations decreased $568,000 to $1,032,000 in 1994 from $1,600,000 in 1993. NSC'S financial results for 1994 were negatively impacted by significant losses from its New York City operations, which were closed in early 1994. The asbestos abatement industry continues to experience competitive pressures in the marketplace which have negatively impacted the gross margin on NSC's projects.

     INCOME (LOSS) FROM CONTINUING OPERATIONS. The loss from continuing operations for the year ended December 31, 1994 was $(7,616,000) or $(0.49) per share compared to income of $4,407,000 or $0.35 per share in 1993. Excluding the charge to establish the accounts receivable reserve discussed above, income from continuing operations for the year ended December 31, 1994 would have been $7,384,000 or $0.47 per share.

Twelve Months Ended December 31, 1993 vs. Twelve Months Ended December 31, 1992

     GROSS REVENUES. The following table sets forth the Company's gross revenue by client type for the twelve months ended December 31, 1993 and 1992 (in thousands, except percentages):

                                                            1993                 1992
                                                      ----------------     ----------------
     Federal, State, and Local Government...........  $113,346      47%    $ 64,798      29%
     Industrial.....................................   129,055      53      156,572      71
                                                      --------     ---     --------     ---
       Total Gross Revenues.........................  $242,401     100%    $221,370     100%
                                                      ========     ===     ========     ===

     Total gross revenues increased by $21,031,000 to $242,401,000 for the year ended December 31, 1993 from $221,370,000 for 1992. Gross revenues reflect all amounts to be billed by the Company to its clients for work performed and include subcontract costs that are generally passed through to clients at a minimal amount of mark-up. The Company's management believes that net revenues are a better measurement of the Company's ability to generate profit from activities performed by the Company and, accordingly, management's discussion and analysis of revenues focuses on net revenues.

     DIRECT SUBCONTRACT COSTS. Direct subcontract costs for the year ended December 31, 1993 increased $7,200,000 or 12% to $66,661,000 from $59,461,000 for 1992. Increases or decreases in direct subcontract costs generally result from varying requirements for the use of subcontractors in the projects performed by the Company during the year when compared to the projects performed in the prior year. The increase in direct subcontract costs is primarily due to the increase in gross revenues in 1993 over 1992. Direct subcontract costs as a percentage of gross revenues was 28% in 1993 and 27% in 1992.

     NET REVENUES. The following table sets forth the Company's consolidated net revenues by client type for the years ended December 31, 1993 and 1992 (in thousands, except percentages):

                                                            1993                 1992
                                                      ----------------     ----------------
     Federal, State, and Local Government...........  $ 82,996      47%    $ 47,415      29%
     Industrial.....................................    92,744      53      114,494      71
                                                      --------     ---     --------     ---
       Total Net Revenues...........................  $175,740     100%    $161,909     100%
                                                      ========     ===     ========     ===

     Total net revenues for the year ended December 31, 1993 increased 9% to $175,740,000 from $161,909,000 in 1992. The Company experienced a $21,750,000 or
19% decrease in net revenues from industrial clients for the year ended December 31, 1993 when compared to 1992. Industrial sector net revenues as a percentage of total net revenues decreased to 53% for 1993 from 71% in 1992.

     During 1993, the Company also experienced a decrease in net revenues from the Emergency Response Cleanup Services ("ERCS") program with the EPA when compared to 1992. Such decline is primarily due to the expiration of certain of the Company's ERCS contracts in late 1991 and 1992 and delays in the procurement process relating to certain new ERCS contracts which the Company was pursuing. In 1993, the Company was awarded three of the EPA's outstanding ERCS procurements that it was pursuing and experienced a significant increase in activity under the ERCS contracts during the fourth quarter of 1993 when compared to the same period in 1992. The decrease in net revenues from the Company's ERCS contracts were offset by an increase in net revenues from government agencies other than the EPA. This improve-ment resulted primarily from contracts with the USACE, the United States Navy, and certain state and local governments. Net revenues from USACE increased primarily due to the Company's thermal incineration project in Holbrook, Massachusetts and its 32% owned joint venture at the Bayou Bonfouca site in Slidell, Louisiana.

     COST OF SERVICES AND GROSS PROFIT. Cost of services for the year ended December 31, 1993 increased 8% to $135,680,000 from $126,246,000 in 1992. As a percentage of net revenues, cost of services decreased to 77% in 1993 from 78% in 1992. The decrease in cost of services as a percentage of net revenues was primarily due to cost control measures, including reduction of certain personnel costs and the realignment of certain regional administrative functions, initiated during the fourth quarter of 1992 and the first quarter of 1993. Gross profit increased 12% to $40,060,000 in 1993 from $35,663,000 in 1992. Gross profit increased primarily as a result of the increase in net revenues and other factors discussed above.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SGA expenses for the year ended December 31, 1993 decreased 12% to $27,110,000 from $30,845,000 in 1992.
The decrease is primarily due to $3,500,000 of special and nonrecurring charges recorded in 1992 for the restructuring of the Company in anticipation of NSC's acquisition of the asbestos abatement division of Brand, provisions for insurance and legal reserves, and certain other matters.

     OPERATING INCOME. Operating income for 1993 increased $8,132,000 to $12,950,000 from $4,818,000 in 1992, due primarily to the factors discussed above.

     OTHER (INCOME) EXPENSES. Other (income) expenses, excluding the Company's equity in net earnings of affiliate and special charges, increased $670,000 to $8,061,000 for 1993 compared to $7,391,000 in 1992. Such increase was primarily due to a $642,000 increase in interest expense. Interest expense was negatively impacted during 1993 by capital expenditure requirements on certain of the Company's projects and increased working capital requirements (primarily accounts receivable) resulting from the increase in revenues from government agencies which resulted in increased borrowings by the Company.

     Other (income) expenses for 1992 include a special charge of $650,000 or $0.03 per share related to the write down of the Company's investment in NSC resulting from the issuance of NSC common stock in connection with its acquisition of the asbestos abatement division of Brand.

     EQUITY IN NET EARNINGS (LOSS) OF AFFILIATES. The Company's equity interest in NSC's net earnings from continuing operations, excluding special charges recorded by NSC, increased $559,000 to $1,600,000 in 1993 from $1,041,000 in
1992. On May 4, 1993, NSC completed the acquisition of all of the assets and certain liabilities of the asbestos abatement division of Brand, in exchange for 4,010,000 shares of NSC's common stock and NSC's industrial maintenance business. The result of such acquisition reduced the Company's ownership and significantly increased the size of NSC's business and operations.

     Equity in NSC's net earnings for the year ended December 31, 1992 includes special charges related to the restructuring of NSC's acquisition of the asbestos abatement division of Brand. The Company's equity interest in such special charges was $2,162,000 or $0.18 per share.

     INCOME (LOSS) FROM CONTINUING OPERATIONS. Income (loss) from continuing operations for the year ended December 31, 1993 was $4,407,000 or $0.35 per share compared to losses of $(3,114,000) or $(0.26) per share in 1992. Income from continuing operations for the year ended December 31, 1992, excluding the nonrecurring and special charges discussed above, was $1,598,000 or $0.13 per share.

CONTRACT BACKLOG

     The following table lists at the dates indicated (i) the Company's backlog, defined as the unearned portion of the Company's existing contracts and unfilled orders, and (ii) the Company's term contracts, defined as the potential value of government term contracts (in thousands):

                                                                   DECEMBER 31,
                                                       ------------------------------------
                                                          1994          1993         1992
                                                       ----------     --------     --------
     Backlog.........................................  $  255,000     $201,000     $164,000
     Term contracts..................................   1,498,000      652,000      207,000
                                                       ----------     --------     --------
       Total contract backlog........................  $1,753,000     $853,000     $371,000
                                                        =========     ========     ========

     BACKLOG. In accordance with industry practice, substantially all of the Company's contracts in backlog may be terminated at the convenience of the client. In addition, the amount of the Company's backlog is subject to changes in the scope of services to be provided under any given contract. The Company has not historically experienced any material contract terminations and generally experiences favorable changes in contract scope. The Company estimates that approximately 65% of the backlog at December 31, 1994 will be realized within the next year.

     TERM CONTRACTS. The significant increase in the potential value of term contracts since 1993 has resulted from the award of two $250,000,000 five-year term contracts with the U.S. Navy and a $45,000,000 five-year term contract with the Air Force. In addition, the Company was awarded three five-year term contracts aggregating $210,000,000 from the U.S. Department of the Air Force Center for Environmental Excellence and a ten year Total Environmental Restoration Contract with the Tulsa District of USACE with an aggregate value of $216,000,000. Term contracts are typically performed under delivery orders, issued by the contracting government entity, for a large number of small- to medium-sized remediation projects throughout the geographic area covered by the contract. The Company's government term contracts generally may be cancelled, delayed or modified at the sole option of the government, and typically are subject to annual funding limitations and public sector budget constraints. Accordingly, such government contracts represent the potential dollar value that may be expended under such contracts, but there is no assurance that such amounts, if any, will be actually spent on any projects or of the timing thereof.

LIQUIDITY AND CAPITAL RESOURCES

     The Company is a party to a $135,000,000 Revolving Credit Facility (as amended on January 18, 1995) to provide letters of credit and cash borrowings which has a three year term and is scheduled to expire on May 11, 1996. Under the terms of the agreement, cash borrowings may not exceed $95,000,000 and bear interest at either the prime rate plus a percentage ranging from .75% to 1.875% or, at the Company's option, the Eurodollar market rate plus a percentage ranging from 1.75% to 2.875%. The percentage over the prime rate or the Eurodollar market rate is based on the aggregate amount borrowed under the facility as well as the Company's financial performance as measured by an interest coverage ratio and a total funded debt ratio. The agreement provides the participating banks a security interest in the Company's equipment, inventories, accounts receivable, general intangibles and in the Company's investment in the common stock of NSC as well as the Company's other subsidiaries. The agreement also imposes, among other covenants, a minimum tangible net worth covenant and a restriction on all of the Company's retained earnings which precludes the declaration and payment of cash dividends. The amounts outstanding for cash borrowings under the Revolving Credit Facility at December 31, 1994 and 1993 were $57,700,000 and $7,000,000, respectively, and aggregate letters of credit outstanding at December 31, 1994 and 1993 were $34,771,000 and $40,327,000, respectively.

     Capital expenditures for the years ended December 31, 1994, 1993, and 1992 were $13,354,000, $15,783,000, and $8,859,000. The Company's capital expenditures are primarily related to the purchase of heavy equipment and the fabrication of custom equipment by the Company for the execution of remediation projects. The Company expects capital expenditures for 1995 to approximate $15,000,000 dependent upon the type and size of future remediation projects awarded to the Company.

     During 1994, the Company derived 65% of its gross revenues from government agencies compared to 47% for 1993, a trend which the Company expects to continue. Revenues from government agencies historically have required greater working capital, the major component of which is accounts receivable, than revenues from industrial sector clients. During 1994, the Company completed a large remediation project for Citgo, now in litigation, which resulted in a large investment by the Company in accounts receivable from Citgo. In addition, the Company is bidding on a number of large, long-term contract opportunities which, if awarded to the Company, would also increase working capital needs and capital expenditures. As a result of these factors, the Company believes it will be required to supplement its cash flows from continuing operations with additional external sources to finance its short and long-term capital expenditure and working capital needs.

     The Company believes it will be able to finance its increased working capital needs and capital expenditures, in the short-term, through a combination of cash flows from continuing operations, borrowings under its Revolving Credit Facility and proceeds from permitted asset sales. In addition, the terms of the agreement for the Company's pending acquisition of Rust's hazardous and nuclear waste remediation business units provide that Rust's parent company, WMX will provide the Company with a credit enhancement, in the form of guarantees, issued from time to time upon request of the Company, of up to $75,000,000 of the Company's indebtedness outstanding during the five years following the closing of the transaction. Such guarantee should expand the Company's borrowing capacity and lower its cost of capital after the completion of the acquisition.

     The Company's identified long-term capital needs consist of payments upon the maturity of the Company's Revolving Credit Facility in 1996 and sinking fund payments commencing in 1996 as well as payments upon maturity of its Convertible Debentures in 2006. The Company expects that it will be able to refinance this indebtedness as necessary. The Company is currently actively negotiating a new credit facility with a group of banks which it expects to become effective concurrent with the consummation of the acquisition of Rust's hazardous and nuclear waste remediation business units.

INFLATION

     Historically, inflation has not been a significant factor to the Company or to the cost of its operations.

RECENTLY ENACTED PRONOUNCEMENTS

     The Company has recorded a valuation allowance for its deferred tax assets to the extent that the Company believes such deferred tax assets may not be realized. With respect to deferred tax assets for which a valuation allowance has not been established, the Company believes it will realize the benefit of these assets through the reversal of taxable temporary differences and future income. The Company believes that future taxable income of approximately $12,000,000 necessary to realize the deferred tax asset is reasonably assured because of its substantial backlog and term contracts from which the Company has historically realized sufficient margin to produce consolidated net income. Exclusive of non-recurring special charges and the accounts receivable reserve recorded in 1994, such deferred tax asset would have been realized during the three years ended December 31, 1994. The principal uncertainty of realization of the deferred tax asset is the Company's ability to convert its backlog to revenues and margin. See "Contract Backlog" and "Environmental Matters and Government Contracting" in other sections of Management's Discussion and Analysis of Financial Condition and Results of Operations. The Company intends to evaluate the realizability of its deferred tax assets quarterly by assessing the need for an additional valuation allowance.

ENVIRONMENTAL MATTERS AND GOVERNMENT CONTRACTING

     Although the Company believes that it generally benefits from increased environmental regulations, and from enforcement of those regulations, increased regulation and enforcement also create significant risks for the Company. The assessment, remediation, analysis, handling and management of hazardous substances necessarily involve significant risks, including the possibility of damages or injuries caused by the escape of hazardous materials into the environment, and the possibility of fines, penalties or other regulatory action. These risks include potentially large civil and criminal liabilities for violations of environmental laws and regulations, and liabilities to customers and to third parties for damages arising from performing services for clients, which could have a material adverse effect on the Company.

     The Company does not believe there are currently any material environmental liabilities which should be recorded or disclosed in its financial statements. The Company anticipates that its compliance with various laws and regulations relating to the protection of the environment will not have a material effect on its capital expenditures, future earnings or competitive position.

     Because of its dependence on government contracts, the Company also faces the risks associated with such contracting, which could include civil and criminal fines and penalties. As a result of its government contracting business, the Company has been, is, and may in the future be subject to audits and investigations by government agencies. The fines and penalties which could result from noncompliance with the Company's government contracts or appropriate standards and regulations, or the Company's suspension or debarment from future government contracting, could have a material adverse effect on the Company's business. See "Note 15 to the Consolidated Financial Statements."

                                OHM CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                                            DECEMBER 31,
                                                                      ------------------------
                                                                        1994           1993
                                                                      ---------      ---------
ASSETS
Current Assets:
  Cash and cash equivalents........................................   $   4,930      $   5,039
  Accounts receivable..............................................      86,663         64,384
  Costs and estimated earnings on contracts in process in excess of
     billings......................................................      65,437         45,744
  Materials and supply inventory, at cost..........................      10,099          6,883
  Prepaid expenses and other assets................................       7,252          5,548
  Deferred income taxes............................................       6,744             --
  Refundable income taxes..........................................         205             91
                                                                      ---------      ---------
                                                                        181,330        127,689
                                                                      ---------      ---------
Property and Equipment, net........................................      57,240         53,258
                                                                      ---------      ---------
Other Noncurrent Assets:
  Deferred debt issuance and financing costs.......................       2,381          2,851
  Investments in and advances to affiliated company................      23,352         22,922
  Deferred income taxes............................................         336            617
  Other assets.....................................................       7,907          8,020
                                                                      ---------      ---------
                                                                         33,976         34,410
                                                                      ---------      ---------
          Total Assets.............................................   $ 272,546      $ 215,357
                                                                      =========      =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable.................................................   $  47,936      $  42,130
  Billings on contracts in process in excess of costs and estimated
     earnings......................................................          40            709
  Accrued compensation and related taxes...........................       3,874          3,159
  Federal, state and local taxes...................................         102            297
  Deferred income taxes............................................           -          1,006
  Other accrued liabilities........................................       9,652          8,857
  Current portion of noncurrent liabilities........................       3,262          1,546
                                                                      ---------      ---------
                                                                         64,866         57,704
                                                                      ---------      ---------
Noncurrent Liabilities:
  Long-term debt...................................................     127,279         71,113
  Capital leases...................................................          92             65
  Pension agreement................................................         906            917
                                                                      ---------      ---------
                                                                        128,277         72,095
                                                                      ---------      ---------
Deferred Income Taxes..............................................       2,483          2,815
                                                                      ---------      ---------
Commitments and Contingencies
Shareholders' Equity:
  Preferred stock, $10.00 par value, 2,000,000 shares authorized;
     none issued and outstanding...................................          --             --
  Common stock, $.10 par value, 50,000,000 shares authorized;
     Shares issued: 1994 - 15,848,089; 1993 - 15,763,089...........       1,584          1,576
  Additional paid-in capital.......................................      63,294         62,774
  Retained earnings................................................      14,598         22,222
                                                                      ---------      ---------
                                                                         79,476         86,572
Less treasury stock, 1994 - 211,624; 1993 - 317,049, at cost.......      (2,556)        (3,829)
                                                                      ---------      ---------
                                                                         76,920         82,743
                                                                      ---------      ---------
          Total Liabilities and Shareholders' Equity...............   $ 272,546      $ 215,357
                                                                      =========      =========

The accompanying notes are an integral part of these consolidated financial statements.

                                OHM CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                YEARS ENDED DECEMBER 31,
                                                         ---------------------------------------
                                                           1994           1993           1992
                                                         ---------      ---------      ---------
Gross Revenues........................................   $ 323,381      $ 242,401      $ 221,370
  Less direct subcontract costs.......................     103,114         66,661         59,461
                                                         ---------      ---------      ---------
Net Revenues..........................................     220,267        175,740        161,909
  Cost of services....................................     193,045        135,680        126,246
                                                         ---------      ---------      ---------
Gross Profit..........................................      27,222         40,060         35,663
  Selling, general and administrative expenses........      32,281         27,110         30,845
                                                         ---------      ---------      ---------
Operating Income (Loss)...............................      (5,059)        12,950          4,818
                                                         ---------      ---------      ---------
Other (Income) Expenses:
  Investment income...................................         (28)           (28)           (31)
  Interest expense....................................       9,177          7,748          7,106
  Equity in net (earnings) loss of affiliates'
     continuing operations............................      (1,032)        (1,600)         1,121
  Miscellaneous expenses..............................         898            341            966
                                                         ---------      ---------      ---------
                                                             9,015          6,461          9,162
                                                         ---------      ---------      ---------
Income (Loss) From Continuing Operations
  Before Income Taxes (Benefit).......................     (14,074)         6,489         (4,344)
     Income taxes (benefit)...........................      (6,458)         2,082         (1,230)
                                                         ---------      ---------      ---------
Income (Loss) From Continuing Operations..............      (7,616)         4,407         (3,114)
Discontinued Operations of Investee, Net of Income
  Taxes (Benefit):
  Income from operations..............................          --             --            122
  Provision for loss on disposition...................          --             --           (420)
                                                         ---------      ---------      ---------
Income (Loss) Before Cumulative Effect of
  Accounting Change...................................      (7,616)         4,407         (3,412)
  Cumulative effect of accounting change..............          --             --           (857)
                                                         ---------      ---------      ---------
Net Income (Loss).....................................   $  (7,616)     $   4,407      $  (4,269)
                                                         =========      =========      =========
Net Income (Loss) Per Share:
  Continuing operations...............................   $   (0.49)     $    0.35      $   (0.26)
  Discontinued operations:
     From operations..................................          --             --           0.01
     From disposition.................................          --             --          (0.03)
                                                         ---------      ---------      ---------
                                                             (0.49)          0.35          (0.28)
  Cumulative effect of accounting change..............          --             --          (0.07)
                                                         ---------      ---------      ---------
                                                         $   (0.49)     $    0.35      $   (0.35)
                                                         =========      =========      =========
Weighted average number of common and common
  equivalent shares outstanding.......................      15,582         12,506         12,051
                                                         =========      =========      =========

The accompanying notes are an integral part of these consolidated financial statements.

                                OHM CORPORATION

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                       COMMON STOCK
                                   --------------------   ADDITIONAL              CUMULATIVE
                                    NUMBER OF              PAID-IN     RETAINED   TRANSLATION   TREASURY
                                     SHARES      AMOUNT    CAPITAL     EARNINGS   ADJUSTMENTS     STOCK
                                   -----------   ------   ----------   --------   ----------   -----------
BALANCE AT DECEMBER 31, 1991.....   12,398,089   $1,239    $ 28,948    $22,134       $129        $(4,197)
 Deferred translation
   adjustments...................                                                    (151)
 Net loss........................                                       (4,269 )
                                   -----------   ------   ----------   --------   ----------   -----------
BALANCE AT DECEMBER 31, 1992.....   12,398,089   1,239       28,948     17,865        (22)        (4,197)
 Proceeds from sale of 3,365,000
   shares of common stock, less
   issuance expenses of
   $705,000......................    3,365,000     337       33,921
 Stock options exercised, 30,480
   reissued from treasury........                               (95)                                 368
 Deferred translation
   adjustments...................                                                     (28)
 Net income......................                                        4,407
                                   -----------   ------   ----------   --------   ----------   -----------
BALANCE AT DECEMBER 31, 1993.....   15,763,089   1,576       62,774     22,272        (50)        (3,829)
 Proceeds from sale of 85,000
   shares of common stock, less
   issuance expenses of
   $86,000.......................       85,000       8          789
 Stock options exercised, 105,425
   reissued from treasury........                              (269)                               1,273
 Deferred translation
   adjustments...................                                                      (8)
 Net loss........................                                       (7,616 )
                                   -----------   ------   ----------   --------   ----------   -----------
BALANCE AT DECEMBER 31, 1994.....   15,848,089   $1,584    $ 63,294    $14,656       $(58)       $(2,556)
                                   ===========   ======   ==========   ========   ==========   ===========

The accompanying notes are an integral part of these consolidated financial statements.

                                OHM CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                           YEARS ENDED DECEMBER 31,
                                                                    --------------------------------------
                                                                      1994          1993           1992
                                                                    --------      ---------      ---------
Cash flows from operating activities:
  Net income (loss)..............................................   $ (7,616)     $   4,407      $  (4,269)
  Adjustments to reconcile net income (loss)
    to net cash provided by (used in) operating activities:
    Depreciation and amortization................................      7,395          7,073          7,186
    Amortization of other noncurrent assets......................      2,418          1,698          1,279
    Deferred income taxes........................................     (7,801)         1,456         (2,228)
    Loss on sale of property and equipment.......................        764             55            218
    Equity in net (earnings) loss of affiliates' continuing
      operations, net of dividends received......................       (430)         3,212          1,121
    Provision for loss on disposition of discontinued operations,
      including deferred income tax benefit......................         --             --            420
    Cumulative effect of accounting change.......................         --             --            857
    Deferred translation adjustments and other...................         90            255            486
Changes in current assets and liabilities:
  Accounts receivable............................................    (22,279)       (17,379)           541
  Costs and estimated earnings on contracts in process in excess
    of billings..................................................    (19,693)       (24,742)        (4,312)
  Materials and supply inventory.................................     (3,216)          (426)        (1,193)
  Prepaid expenses and other assets..............................     (1,704)           (85)         1,230
  Refundable income taxes and other..............................       (114)         1,079            219
  Accounts payable...............................................      5,263         20,549          1,973
  Billings on contracts in process in excess of costs and
    estimated earnings...........................................       (669)          (439)           130
  Accrued compensation and related taxes.........................        715            227           (792)
  Federal, state and local income taxes..........................       (195)          (410)           662
  Other accrued liabilities......................................        795         (5,432)         1,715
                                                                    --------      ---------      ---------
      Net cash flows provided by (used in) operating
         activities..............................................    (46,277)        (8,902)         5,243
                                                                    --------      ---------      ---------
Cash flows from investing activities:
  Purchases of property and equipment............................    (13,354)       (15,783)        (8,859)
  Proceeds from sale of property and equipment...................      1,847            126          2,458
  Increase in other noncurrent assets............................     (1,835)        (6,163)        (2,450)
  Proceeds from (advances to) affiliated companies, net..........         --         14,850        (14,109)
  Investment in discontinued operations, net.....................         --           (146)        (1,430)
  Proceeds (adjustments) from sale of discontinued operations....         --         14,613           (405)
                                                                    --------      ---------      ---------
      Net cash provided by (used in) investing activities........    (13,342)         7,497        (24,795)
                                                                    --------      ---------      ---------
Cash flows from financing activities:
  Increase in long-term debt.....................................      8,900          5,663             --
  Payments on long-term debt and capital leases..................     (1,782)          (212)           (96)
  Proceeds from borrowing under revolving credit agreement.......    147,200         99,500        109,000
  Payments on revolving credit agreement.........................    (96,500)      (135,500)       (90,000)
  Payments on pension agreement..................................       (109)          (105)          (111)
  Proceeds from public offering of common stock..................        797         34,258             --
  Reissuance of treasury stock...................................      1,004            273             --
                                                                    --------      ---------      ---------
      Net cash provided by financing activities..................     59,510          3,877         18,793
                                                                    --------      ---------      ---------
      Net increase (decrease) in cash and cash equivalents.......       (109)         2,472           (759)
Cash and cash equivalents at beginning of year...................      5,039          2,567          3,326
                                                                    --------      ---------      ---------
Cash and cash equivalents at end of year.........................   $  4,930      $   5,039      $   2,567
                                                                     =======       ========       ========

The accompanying notes are an integral part of these consolidated financial statements.

                                OHM CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1994

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION The accompanying consolidated financial statements include the accounts of OHM Corporation (the "Company") and its subsidiaries. The Company also includes its proportionate share of joint ventures, in which the Company's ownership is less than 50%, which were entered into for the purpose of performing large remediation projects. The Company's investment in 40% of the outstanding common stock of NSC Corporation ("NSC") is carried on the equity basis. All material intercompany transactions and balances among the consolidated group have been eliminated in consolidation.

   REVENUES AND COST RECOGNITION The Company primarily derives its revenues from providing environmental services under cost plus fee, time and materials, fixed price and unit price contracts. The Company records revenues and related income from its fixed and unit price contracts in process using the percentage-of-completion method of accounting. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in project performance, project conditions, and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined. An amount equal to contract costs attributable to claims is included in revenues when realization is probable and the amount can be reliably estimated. Revenues from time and materials and cost plus fee type contracts are recorded based on performance and efforts expended. Contract costs include all direct labor, material, per diem, subcontract and other direct and indirect project costs related to contract performance. Revenues derived from non-contract activities are recorded as the services are performed.

   DIRECT SUBCONTRACT COSTS The Company incurs a substantial amount of direct subcontract costs which are passed through to its clients. These costs result from the use of subcontractors on projects principally for transportation and disposal of hazardous wastes, and in some cases for analytical and remediation services, where contracts or other business conditions require the use of subcontractors. The Company believes that net revenues, excluding direct subcontract costs, more accurately reflect the amounts earned for activities performed by the Company. Accordingly, the Company reports direct subcontract costs as a reduction of gross revenues to arrive at net revenues.

   PROPERTY AND EQUIPMENT Property and equipment are carried at cost and include expenditures which substantially increase the useful lives of the assets. Maintenance, repairs, and minor renewals are expensed as incurred. Depreciation and amortization, including amortization of assets under capital leases, are provided on a specific item basis net of salvage value over the estimated useful lives of the respective assets, using primarily the straight-line method.

   CAPITALIZED INTEREST Interest expense incurred on capital expenditures for assets constructed by the Company is capitalized and is included in the cost of such assets. Total interest expense incurred by the Company was $10,127,000, $8,447,000, and $7,191,000 for the years ended December 31, 1994, 1993 and 1992, respectively. Total interest capitalized was $950,000, $699,000, and $85,000 for the years ended December 31, 1994, 1993 and 1992, respectively.

   OTHER ASSETS Other assets include goodwill and other intangible assets of $370,000 and $460,000 at December 31, 1994 and 1993, respectively, resulting primarily from acquisitions accounted for using the purchase method of accounting. Goodwill is amortized using the straight-line method over forty years. Other intangible assets relating to acquired businesses consist principally of proprietary processes, and other deferred costs, and are amortized on a

                                OHM CORPORATION
straight-line basis over nine to ten years. The accumulated amortization of intangible assets, including goodwill, relating to acquired businesses was $919,000 and $828,000 at December 31, 1994 and 1993, respectively.

   GAIN RECOGNITION ON SALE OF SUBSIDIARIES' STOCK It is the Company's policy to record gains and losses from sale or issuance of previously unissued stock by its subsidiaries. The Company recorded losses of $185,000 and $650,000 for the issuance of stock by NSC for the years ended December 31, 1993 and 1992, respectively.

   INCOME TAXES The Company accounts for income taxes under the liability method pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the liability method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

   STATEMENT OF CASH FLOWS The Company considers all short-term deposits and highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash paid for income taxes for the years ended December 31, 1994, 1993 and 1992 was $550,000, $381,000 and $141,000,
respectively. Cash paid for interest was $9,171,000, $7,940,000 and $7,720,000 for each of the years ended December 31, 1994, 1993 and 1992, respectively.

     With respect to non-cash investing and financing activities, the Company acquired $91,000, $2,019,000 and $702,000 of fixed assets under financial obligations for the years ended December 31, 1994, 1993 and 1992, respectively.

   NET INCOME (LOSS) PER SHARE Net income (loss) per share amounts are based on the weighted average common and common equivalent shares outstanding during the respective periods. Shares of common stock issuable upon conversion of the 8% Convertible Subordinated Debentures due 2006 are not considered to be common stock equivalents and were antidilutive in each of the years presented; therefore, they were excluded from the calculation of net income per share.

   RECLASSIFICATION Certain amounts presented for the years ended December 31, 1993 and 1992 have been reclassified to conform to the 1994 presentation.

NOTE 2 -- DISCONTINUED OPERATIONS

     In 1990, the Company adopted a plan to pursue the divestiture of its three commercial testing laboratories and its fixed-base hazardous waste treatment facility. These service areas of the Company's business have been accounted for as discontinued operations and, accordingly, the accompanying consolidated statements of operations for the years ended December 31, 1993 and 1992 have been presented to report such businesses as discontinued operations. The Company sold its three commercial testing laboratories in 1991. On February 22, 1993, the Company completed the sale of all of the common stock of the Company's fixed-base hazardous waste treatment facility for $14,613,000 in cash.

     On December 23, 1992, NSC entered into a Purchase Agreement among the Company, NSC and its wholly-owned subsidiary NSC Industrial Services Corp. ("NSCIS"), The Brand Companies, Inc. ("Brand") and Waste Management, Inc. to acquire the asbestos abatement operations of Brand in exchange for 4,010,000 shares of NSC's common stock and the common stock of NSCIS which in turn owns all of the common stock of Combined Plant Services Corp. and its affiliate Gundersen/Viking Corp. (collectively, "CPS") acquired on February 5, 1992 and Miami Valley Pressure Cleaning, Inc. and its affiliate M.V. Industrial Services, Inc. (collectively, "MVIS") acquired on April 17, 1992 (see Note 18 -- Brand

                                OHM CORPORATION

Agreement). Accordingly, NSC's environmental cleaning and industrial maintenance services business was accounted for as discontinued operations. The provision for loss on disposition recorded by NSC at December 31, 1992 consisted of estimated costs associated with the disposal and expected operating losses through the date of disposition of CPS and MVIS. The Company's equity interest in such provision for loss on disposition was $420,000.

NOTE 3 -- ACCOUNTS RECEIVABLE AND COSTS AND ESTIMATED EARNINGS ON CONTRACTS IN PROCESS

     Accounts receivable are summarized as follows:

                                                                         DECEMBER 31,
                                                                     --------------------
                                                                       1994        1993
                                                                     --------     -------
                                                                        (IN THOUSANDS)
     Accounts billed and due currently.............................  $ 49,560     $42,693
     Unbilled receivables..........................................    56,334      17,391
     Retained......................................................     6,832       7,076
                                                                     --------     -------
                                                                      112,726      67,160
     Allowance for uncollectible accounts..........................   (26,063)     (2,776)
                                                                     --------     -------
                                                                     $ 86,663     $64,384
                                                                     ========     =======

     The consolidated balance sheets include the following amounts:

                                                                       DECEMBER 31,
                                                                  -----------------------
                                                                    1994          1993
                                                                  ---------     ---------
                                                                      (IN THOUSANDS)
     Costs incurred on contracts in process.....................  $ 203,742     $ 129,767
     Estimated earnings.........................................     42,032        26,410
                                                                  ---------     ---------
                                                                    245,774       156,177
     Less billings to date......................................   (180,377)     (111,142)
                                                                  ---------     ---------
                                                                  $  65,397     $  45,035
                                                                  =========     =========
     Costs and estimated earnings on contracts in process in
       excess of billings.......................................  $  65,437     $  45,744
     Billings on contracts in process in excess of costs and
       estimated earnings.......................................        (40)         (709)
                                                                  ---------     ---------
                                                                  $  65,397     $  45,035
                                                                  =========     =========

     During the fourth quarter of 1994, the Company recorded a $25,000,000 reserve for accounts receivable, primarily where such accounts are in litigation (see Note 15 -- Litigation and Contingencies).

     Unbilled receivables and costs and estimated earnings on contracts in process typically represent amounts earned under the Company's contracts but not yet billable to clients according to contract terms, which usually consider passage of time, achievement of certain project milestones or completion of the project, and amounts equal to contract costs attributable to claims included in revenues. In addition, unbilled receivables and costs and estimated earnings on contracts in process include amounts relating to contracts with federal government agencies which require services performed by the Company's subcontractors to be paid prior to billing. The Company believes that its accounts receivable at December 31, 1994 will be collected within one year.

                                OHM CORPORATION

     The Company provides a broad range of environmental and hazardous waste remediation services to industrial, federal government agencies, and state and local government agencies located primarily in the United States and Canada. The Company's industrial, federal government, and state and local government clients constituted 34%, 56%, and 10%, respectively, of total accounts receivable and costs and estimated earnings on contracts in process at December 31, 1994.

NOTE 4 -- PROPERTY AND EQUIPMENT

     Property and equipment is summarized as follows:

                                                                         DECEMBER 31,
                                                                     --------------------
                                                                       1994        1993
                                                                     --------     -------
                                                                        (IN THOUSANDS)
     Land..........................................................  $    257     $   257
     Buildings and improvements....................................    17,179      17,075
     Machinery and equipment.......................................    74,270      62,413
     Construction in progress......................................     4,190      12,473
                                                                     --------     -------
                                                                       95,896      92,218
     Less accumulated depreciation and amortization................   (38,656)    (38,960)
                                                                     --------     -------
                                                                     $ 57,240     $53,258
                                                                     ========     =======

NOTE 5 -- INVESTMENTS IN AND ADVANCES TO AFFILIATED COMPANY

     On May 4, 1993, NSC, then a 70% owned subsidiary, acquired all the assets and certain liabilities of the asbestos abatement division of Brand in exchange for 4,010,000 shares of NSC's common stock and the common stock of NSCIS, NSC's industrial maintenance subsidiary (see Note 18 -- Brand Agreement). As a result of this transaction the Company's ownership interest in NSC was reduced to 40%.

     The combined summarized financial information for NSC is set forth below:

                                                                         DECEMBER 31,
                                                                      -------------------
                                                                       1994        1993
                                                                      -------     -------
                                                                        (IN THOUSANDS)
     Current assets.................................................  $40,648     $44,876
     Noncurrent assets..............................................   47,639      50,293
     Total assets...................................................   88,287      95,169
     Current liabilities............................................   18,505      22,608
     Noncurrent liabilities.........................................   11,720      15,569

                                                              YEARS ENDED DECEMBER 31,
                                                          ---------------------------------
                                                            1994         1993        1992
                                                          --------     --------     -------
                                                                   (IN THOUSANDS)
     Gross revenues.....................................  $132,218     $110,254     $62,220
     Gross profit.......................................    21,716       20,901       7,525
     Operating income (loss)............................     5,101        6,356      (2,420)
     Income (loss) from continuing operations...........     2,566        3,373      (1,604)
     Net income (loss)..................................     2,566        3,373      (3,030)
     Company's interest in net income (loss)............     1,032        1,600      (2,119)

                                OHM CORPORATION

     The Company's accumulated equity in the undistributed earnings of NSC included in consolidated retained earnings was $6,169,000 at December 31, 1994. The Company received cash dividends from NSC aggregating $602,000 and $4,812,000 for the years ended December 31, 1994 and 1993, respectively.

     As a result of the Brand Agreement, NSC obtained a senior credit facility and paid all of its indebtedness to the Company, which totaled $12,958,000 on May 4, 1993, and replaced $16,697,000 of outstanding letters of credit issued on behalf of NSC under the Company's revolving credit agreement.

NOTE 6 -- OTHER ACCRUED LIABILITIES

     Other accrued liabilities are summarized as follows:

                                                                          DECEMBER 31,
                                                                        -----------------
                                                                         1994       1993
                                                                        ------     ------
                                                                         (IN THOUSANDS)
     Accrued interest.................................................  $1,701     $1,439
     Accrued insurance................................................   2,041      2,057
     Reserves for self-insurance......................................   3,227      2,146
     Other............................................................   2,683      3,215
                                                                        ------     ------
                                                                        $9,652     $8,857
                                                                        ======     ======

NOTE 7 -- LONG-TERM DEBT

     The long-term debt of the Company is summarized below:

                                                                         DECEMBER 31,
                                                                     --------------------
                                                                       1994        1993
                                                                     --------     -------
                                                                        (IN THOUSANDS)
     8% Convertible Subordinated Debentures due October 1, 2006....  $ 57,500     $57,500
     Revolving credit facility.....................................    57,700       7,000
     Notes payable to financial institutions.......................    14,732       7,361
     Notes payable.................................................       560         725
                                                                     --------     -------
                                                                      130,492      72,586
     Less current portion..........................................    (3,213)     (1,473)
                                                                     --------     -------
                                                                     $127,279     $71,113
                                                                     ========     =======

     The convertible subordinated debentures are convertible into 41.67 shares of common stock per $1,000 unit with interest payable semiannually on April 1 and October 1, and are redeemable at the option of the Company. The convertible subordinated debentures require annual mandatory sinking fund payments of 7.5% of the principal amount which commence on October 1, 1996, and continue through October 1, 2005. The fair value of the convertible subordinated debentures is based on a quoted market price and approximates $45,138,000 at December 31, 1994. The amortization of debt issuance costs related to the convertible subordinated debentures was $108,000 for each of the years ended December 31, 1994, 1993, and 1992.

     On May 11, 1993, the Company entered into a $135,000,000 revolving credit agreement, which was subsequently amended on January 18, 1995, with a group of banks to provide letters of credit and cash borrowings. The agreement has a three year term and is scheduled to expire on May 11, 1996. Under the terms of the agreement, cash borrowings may not exceed $95,000,000 and bear interest at either the prime rate plus a percentage ranging from .75% to 1.875% or, at the Company's option, the Eurodollar market rate plus a

                                OHM CORPORATION
percentage ranging from 1.75% to 2.875%. The percentage over the prime rate or the Eurodollar market rate is based on the aggregate amount borrowed under the facility as well as the Company's financial performance as measured by an interest coverage ratio and a total funded debt ratio. The agreement provides the participating banks a security interest in the Company's equipment, inventories, accounts receivable, general intangibles and in the Company's investment in the common stock of NSC as well as the Company's other subsidiaries. The agreement also imposes, among other covenants, a minimum tangible net worth covenant and a restriction on all of the Company's retained earnings which precludes the declaration and payment of cash dividends.

     The Company had $34,771,000 and $40,327,000 of letters of credit outstanding under its revolving credit facility at December 31, 1994 and 1993, respectively.

     Notes payable to financial institutions consist of: (i) a $6,057,000 note payable bearing interest at 7.24% payable in equal monthly installments of $146,000 with the final payment due in May 1996, (ii) a $1,425,000 note payable bearing interest at 9.25% payable in equal monthly installments of $35,000 with the final payment due in May 1996, (iii) a $5,902,000 note payable bearing interest at 8.58% payable in quarterly installments of $356,000 with the final payment of $957,000 due in August 1999, and (iv) a $1,348,000 note payable bearing interest at 8.72% payable in equal monthly installments of $43,000 with the final payment due in January 1998. Each of the above agreements provides the respective financial institution with a security interest in the equipment financed with the proceeds from such notes.

     Notes payable include: (i) a $457,000 interest bearing note at a rate of 8.75% payable in monthly installments of $14,000 with a final payment of $320,000 due in December 1995, (ii) a $103,000 interest bearing note at a rate of 9% payable in monthly installments of $4,000 with a final payment of $50,000 due in March 1996. Both notes are secured by certain machinery and equipment of the Company.

     The aggregate maturity of long-term debt for the five years ending December 31 is: 1995, $3,213,000; 1996, $65,658,000; 1997, $7,855,000; 1998, $7,617,000;
1999, $5,899,000; 1999 and thereafter, $40,250,000.

NOTE 8 -- LEASES

     Future minimum lease payments under noncancelable operating leases total $6,183,000, $5,190,000, $4,844,000, $4,233,000, and $2,974,000 for the years ended December 31, 1995, 1996, 1997, 1998 and 1999, respectively. Lease payments under noncancelable operating leases subsequent to the year ended December 31, 1999 aggregate $3,406,000.

     Rental expense under operating leases totaled $5,906,000, $4,235,000, and $2,791,000 for the years ended December 31, 1994, 1993 and 1992, respectively.

NOTE 9 -- INCOME TAXES

     Effective January 1, 1992, the Company elected to adopt SFAS No. 109. As permitted by SFAS No. 109, prior year financial statements were not restated to reflect the change in accounting method. The cumulative effect as of January 1, 1992 of adopting SFAS No. 109 decreased net income by $857,000, of which $700,000 represents the Company's equity interest in NSC's adoption of SFAS No. 109.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

                                OHM CORPORATION

Significant components of the Company's deferred tax liabilities and assets as of December 31, 1994 and 1993, are as follows:

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                          1994          1993
                                                                         -------       -------
                                                                            (IN THOUSANDS)
Long-term deferred tax liabilities:
  Property and equipment.............................................    $ 5,256       $ 7,048
  Intangible assets..................................................      1,768         2,008
  Investments........................................................      2,821         2,695
                                                                         -------       -------
     Total long-term deferred tax liabilities........................      9,845        11,751
Long-term deferred tax assets:
  Net operating loss ("NOL") carryforwards...........................      3,156         5,612
  Separate return limitation year ("SRLY") NOLs......................         --         1,493
  Research and development tax credits...............................      1,433            --
  Other, net.........................................................      3,652         3,464
                                                                         -------       -------
     Total long-term deferred tax assets.............................      8,241        10,569
  Valuation allowance for deferred tax assets........................       (879)       (1,633)
                                                                         -------       -------
     Net long-term deferred tax asset................................      7,362         8,936
                                                                         -------       -------
Net long-term deferred tax liabilities...............................    $ 2,483       $ 2,815
                                                                         =======       =======
Long-term deferred tax assets:
  Foreign tax NOLs...................................................    $   366       $   693
  Valuation allowance for deferred tax assets........................        (30)          (76)
                                                                         -------       -------
     Total long-term deferred tax assets.............................    $   336       $   617
                                                                         =======       =======
Current deferred tax liabilities:
  Revenue recognition................................................    $ 2,544       $ 3,244
  Prepaid expenses...................................................      1,079         1,056
  Tax reserves.......................................................        526           419
                                                                         -------       -------
     Total current deferred tax liabilities..........................      4,149         4,719
Current deferred tax assets:
  Bad debt reserves..................................................     10,049            --
  Capital loss carryforwards.........................................         --            --
  NOL carryforwards..................................................      1,928         2,892
  Other, net.........................................................        155         1,260
                                                                         -------       -------
     Total current deferred tax assets...............................     12,132         4,152
Valuation allowance for deferred tax assets..........................     (1,239)         (439)
                                                                         -------       -------
     Net current deferred tax assets.................................     10,893         3,713
                                                                         -------       -------
Net current deferred tax liabilities.................................                  $ 1,006
                                                                                       =======
Net current deferred tax assets......................................    $ 6,744
                                                                         =======

     The net long-term deferred tax assets of $336,000 and $617,000 at December 31, 1994 and 1993, respectively, are attributable to the foreign operations of the Company and cannot be offset with the net long-term deferred tax liabilities resulting from the Company's domestic operations.

                                OHM CORPORATION

     For financial reporting purposes, income (loss) from continuing operations before income taxes (benefit) includes the following components:

                                                               YEARS ENDED DECEMBER 31,
                                                            -------------------------------
                                                              1994        1993       1992
                                                            --------     ------     -------
                                                                    (IN THOUSANDS)
     United States........................................  $(14,074)    $6,489     $(4,813)
     Foreign..............................................        --         --         469
                                                            --------     ------     -------
                                                            $(14,074)    $6,489     $(4,344)
                                                            ========     ======     =======

     The provisions for income taxes (benefit) consist of the following:

                                                                    YEARS ENDED DECEMBER 31,
                                                                 ------------------------------
                                                                  1994        1993       1992
                                                                 -------     ------     -------
                                                                         (IN THOUSANDS)
Current:
  Federal......................................................  $   244     $  199          --
  Foreign......................................................       --         --     $    35
  State........................................................       --         75          --
                                                                 -------     ------     -------
                                                                     244        274          35
Benefit of loss carryforwards..................................   (5,380)    (3,816)         --
Deferred:
  Federal......................................................   (1,161)     5,189      (1,235)
  Foreign......................................................       --         --         200
  State........................................................     (161)       435        (230)
                                                                 -------     ------     -------
                                                                  (1,322)     5,624      (1,265)
                                                                 -------     ------     -------
                                                                 $(6,458)    $2,082     $(1,230)
                                                                 =======     ======     =======

     The reasons for differences between the provisions for income taxes and the amount computed by applying the statutory federal income tax rate to income
(loss) from operations before income taxes are as follows:

                                                                         YEARS ENDED DECEMBER
                                                                                 31,
                                                                        ----------------------
                                                                        1994     1993     1992
                                                                        ----     ----     ----
Federal statutory rate................................................  34.0%    34.0%    34.0%
Add (deduct):
  State income taxes, net of federal benefit..........................  3.7      3.0      3.4
  Research and development tax credits................................  3.6       --       --
  Equity in net earnings of affiliates................................  2.0      (6.4)    (8.8)
  Other, net..........................................................  2.6      1.5      (0.3)
                                                                        ----     ----     ----
                                                                        45.9%    32.1%    28.3%
                                                                        ====     ====     ====

                                OHM CORPORATION

     Net operating loss, capital loss and tax credit carryforward amounts and their respective expiration dates for income tax purposes are as follows (in thousands):

                                                                                 EXPIRATION
                                                                 AMOUNT            DATES
                                                                 -------     ------------------
Net operating loss.............................................  $12,616      1997 through 2007
Foreign tax net operating loss.................................      949      1997 through 1998
State net operating losses in excess of federal................   15,817      1997 through 2007
Research and development tax credits...........................    1,433      2005 through 2009
Alternative minimum tax credits................................    1,209             Indefinite
Miscellaneous credits..........................................      600      1997 through 2005

     The valuation allowance for deferred tax assets is $2,148,000 at December 31, 1994 and 1993. No change in the valuation allowance was recorded in 1994.

NOTE 10 -- RELATED PARTY TRANSACTIONS

     The Company has a policy whereby transactions with directors, executive officers and related parties require the approval of a disinterested majority of the Board of Directors.

     Prior to NSC's acquisition of the asbestos abatement division of Brand in May 1993, the Company had an intercompany loan and management services arrangement with NSC. Under the intercompany loan arrangement, the Company would borrow from NSC its excess cash and advance to NSC funds for working capital requirements and expansion of NSC's business. The Company charged NSC net interest expense of $275,000 and $310,000 for the years ended December 31, 1993 and 1992, respectively. In addition, the Company and its subsidiaries furnished to NSC management services for financial, administrative, legal and certain other staff functions. The Company charged NSC $149,000 and $281,000 for the years ended December 31, 1993 and 1992, respectively, for such services. The Company believes the charges for such services have been made on a reasonable basis and approximate what it would have cost NSC to obtain such services on its own. Upon completion of the Brand asbestos abatement division acquisition, such intercompany loan and management services agreements were terminated.

     The Company has been reimbursed by NSC for certain third party charges paid on NSC's behalf, such as letter of credit fees, insurance and bonding costs and legal fees. The costs charged to NSC for general liability and other insurance coverages were $363,000, $93,000 and $475,000 for the years ended December 31, 1994, 1993 and 1992, respectively. In addition, prior to NSC's acquisition of Brand's asbestos abatement division, NSC employees were eligible to participate in OHM's group insurance and other employee benefit plans. The costs charged to NSC for such employee benefits were $242,000 and $540,000 for the years ended December 31, 1993 and 1992, respectively.

     In the normal course of business, NSC has provided the Company with subcontract services on certain of its projects for asbestos abatement and industrial maintenance services. The costs for such services were $689,000, $3,469,000 and $3,961,000 for the years ended December 31, 1994, 1993 and 1992, respectively.

     The Company rents certain buildings and prior to 1993 rented aircraft from an affiliated partnership. Rental expenses for these facilities and aircraft totaled $38,000, $33,000 and $134,000 for the years ended December 31, 1994, 1993 and 1992, respectively.

                                OHM CORPORATION

     The Company has purchased general contractor services and equipment from a company which totaled $24,000, $166,000 and $460,000 for the years ended December 31, 1994, 1993 and 1992, respectively. The principal shareholder of the company is directly related to certain directors of the Company.

     In the normal course of business, the Company has purchased subcontractor services on certain of its projects from a company which totaled $2,055,000 for the year ended December 31, 1994. The principal shareholder of the company is directly related to certain directors of the Company.

NOTE 11 -- AGREEMENT WITH FORMER SHAREHOLDER

     During 1985, the Company executed a pension agreement with a former officer, directly related to certain directors of the Company, for an annual pension commencing on June 1, 1990, of $96,000, subject to cost of living adjustments, for the remainder of his life and that of his spouse if she survives him. The Company made pension payments totaling $109,000, $105,000 and $111,000 pursuant to this agreement during the years ended December 31, 1994, 1993 and 1992, respectively.

NOTE 12 -- CAPITAL STOCK

     The Company has authorized 2,000,000 shares of preferred stock at a $10.00 par value. No shares of preferred stock have been issued at December 31, 1994. The rights and preferences of the preferred stock will be fixed by the Board of Directors at the time such shares are issued. The preferred stock, when issued, will have dividend and liquidation preferences over those of the common shareholders.

     In December 1993, the Company completed a public offering of 3,365,000 shares of common stock at $11.00 per share. Total net proceeds to the Company from such offering were $34,963,000, less issuance expenses of $705,000, and were used to reduce the outstanding amounts under the Company's revolving credit agreement. If the offering had occurred at the beginning of 1993, pro forma income per share would have been $0.37. This pro forma per share data is unaudited and not necessarily indicative of the results that would have been obtained had this event actually occurred at the assumed date. In January 1994, the Company issued an additional 85,000 shares of common stock at $11.00 per share which resulted in $883,000 of net proceeds, less issuance expenses of $86,000, to the Company.

NOTE 13 -- STOCK OPTION PLAN

     In 1986, the Company adopted and the shareholders approved the 1986 Stock Option Plan (the "1986 Plan") which provides for the granting of stock options to directors, officers and key employees at prices not less than the fair market value of the Company's common stock on the date of grant. A total of 1,850,000 shares of the Company's common stock had been reserved for issuance upon the exercise of options granted under the 1986 Plan at December 31, 1993. The total amount of shares reserved for issuance was subsequently increased to 2,850,000 by vote of the shareholders at the 1994 Annual Meeting. Substantially all options presently issued under the 1986 Plan are exercisable in cumulative annual installments ranging up to 20 percent commencing on the date of grant and expiring ten years thereafter. The number of shares available for grants of additional options under the 1986 Plan were 752,859 and 137,834 at December 31, 1994 and 1993, respectively.

     On August 6, 1992, the Company's Board of Directors approved a stock option plan for the Board of Directors (the "Directors' Plan"), which was subsequently approved by the Company's shareholders at the 1993 Annual Meeting. The Directors' Stock Option Plan provides for the immediate grant to each non-employee director a stock option for 15,000 shares of the Company's common stock, less the number of shares held by any such director under the 1986 Stock Option Plan. Additionally, the Directors' Plan provides for additional grants of stock options for 5,000 shares of the Company's common stock, at prices not less than the fair value, to each non-employee director annually. Options granted under the Directors' Plan may not be

                                OHM CORPORATION
exercised for a period of six months following the date of grant and terminate ten years after the date of grant or eighteen months after the holder ceases to be a member of the Board of Directors, whichever occurs earlier. The total number of shares available for grants of additional options under the Directors' Plan at December 31, 1994 and 1993 was 915,000 and 940,000, respectively.

     The following summarizes stock option activity in 1994:

                                                                   NUMBER OF       PRICE RANGE
                                                                    SHARES          PER SHARE
                                                                   ---------     ---------------

1986 PLAN
Outstanding at December 31, 1993.................................  1,485,800     $6.38 to $11.88
  Granted........................................................    477,350     $9.75 to $16.25
  Exercised......................................................   (105,425)    $7.00 to $11.88
  Cancelled......................................................    (92,375)    $7.00 to $11.88
                                                                   ---------     ---------------
Outstanding at December 31, 1994.................................  1,765,350     $6.38 to $16.25
                                                                   ---------     ---------------
Exercisable at December 31, 1994.................................    907,725     $6.38 to $16.25
                                                                    ========       =============
DIRECTORS' PLAN
Outstanding at December 31, 1993.................................     60,000      $7.63 to $8.25
  Granted........................................................     25,000              $15.63
  Exercised......................................................         --                  --
  Cancelled......................................................         --                  --
                                                                   ---------     ---------------
Outstanding at December 31, 1994.................................     85,000     $7.63 to $15.63
                                                                   ---------     ---------------
Exercisable at December 31, 1994.................................     85,000     $7.63 to $15.63
                                                                    ========       =============

NOTE 14 -- RETIREMENT AND PROFIT-SHARING PLANS

     The Company has a Retirement Savings Plan (the "Plan") which allows each of its eligible employees to make contributions, up to a certain limit, to the Plan on a tax-deferred basis under Section 401(k) of the Internal Revenue Code of 1986, as amended. Eligible employees are those who are employed full-time, are over twenty-one years of age, and have one year of service with the Company. The Company may, at its discretion, make matching contributions and profit sharing contributions to the Plan out of its profits for the plan year. The Company made matching contributions of $1,225,000, $743,000 and $609,000 to the Plan for the years ended December 31, 1994, 1993 and 1992, respectively.

NOTE 15 -- LITIGATION AND CONTINGENCIES

     The Company's financial statements at December 31, 1994 include a claim receivable aggregating approximately $22,829,000 in direct costs relating to a major remediation project being performed by the Company for Citgo Petroleum Corporation ("Citgo") at its Lake Charles, Louisiana refinery. This claim receivable represents direct costs to date for activities which the Company's management believes exceeded

                                OHM CORPORATION
the scope of the existing contract due to deficient project specifications provided by Citgo as well as other unplanned events controlled by Citgo. In addition, at December 31, 1994, the Company has recorded in its financial statements approximately $5,381,000 of accounts receivable that are in dispute for work performed under the terms of the Company's base contract with Citgo. During April 1994, the Company submitted to Citgo a request for equitable adjustment and Citgo responded by filing an action in the U.S. District Court for the Western District of Louisiana seeking a declaratory judgment that the Company is not entitled to additional compensation under the contract and certain other relief. The Company's answer to the declaratory judgment action was filed in July 1994, together with counterclaims against Citgo for negligent misrepresentation, breach of contract and quantum meruit seeking damages in excess of $35,000,000. In August 1994, Citgo amended its complaint seeking damages under the contract. In December, 1994 Citgo filed a motion to allow it to file, and in January 1995, Citgo filed, a third party complaint against Occidental Oil and Gas Corporation and OXY USA, Inc. as third party defendants in such litigation because of their prior involvement with the Citgo site and its contract specifications.

     The Company has also become involved in litigation with Occidental Chemical Corporation ("Occidental") relating to a separate project it performed in 1993 and 1994 for Occidental. The Company's financial statements at December 31, 1994 include a claim receivable of $8,114,000 in direct costs relating to this project. The litigation arises from an October 1993 contract between the Company and Occidental for work at a contaminated site in North Tonawanda, New York. The Company's work was substantially delayed and its costs of performance were substantially increased as a result of conditions at the site which the Company's management believes were materially different than as represented by Occidental. The Company believes that Occidental has implicitly acknowledged the existence of differing conditions at the site through its previous execution and partial payment of a change order relating to the Company's position. In October 1994, Occidental issued a deductive change order deleting substantially all remaining work from the Company's contract. On December 30, 1994, while the Company was in the process of developing a comprehensive claim document, Occidental filed suit against the Company in the U.S. District Court for the Western District of New York alleging damages in excess of $50,000, the jurisdictional minimum. The Company will oppose Occidental's position vigorously and will assert a counterclaim in excess of its direct costs relating to the project.

     During the fourth quarter of 1994, the Company recorded a $25,000,000 pre-tax charge, $15,000,000 after-tax or $0.96 per share, to establish a reserve for accounts receivable, primarily where such accounts are in litigation. Management believes that it has established adequate reserves should the resolution of such accounts receivable be lower than the amounts recorded and such resolution should not have a material adverse impact upon the Company's consolidated results of future operations or financial condition.

     The Company was named in April 1994 as one of 33 third party defendants in a case titled UNITED STATES OF AMERICA V. AMERICAN CYANAMID COMPANY, INC., ET AL., pending in the United States District Court for the Southern District of West Virginia. This litigation arises out of claims made against several potentially responsible parties ("PRPs") by the Environmental Protection Agency ("EPA") for amounts in excess of $24,000,000 for response costs arising out of releases and threatened releases of hazardous wastes at the Fike Chemical, Inc. Superfund site (the "Site") in Nitro, West Virginia. The Company was retained as a response action contractor for the Site under contracts with the United States Army Corps of Engineers ("USACE") and the EPA. The third party complaint alleges that the Company was an operator of the Site during the remediation and that the Company caused releases or threatened releases of hazardous substances at the Site as a result of its negligent conduct, grossly negligent conduct or intentional misconduct. The third party complaint seeks damages and contribution from the Company and the other third party defendants. The Company has submitted claims for indemnification related to this lawsuit under its contract with the USACE and the EPA and has notified its contractor's pollution liability insurance carrier. The Company believes the lawsuit is without merit, intends to vigorously defend against it and does not believe that it will have a material adverse effect on the results of future operations and financial condition of the Company. The Company has

                                OHM CORPORATION
learned a criminal and civil investigation has been commenced by the government relating to the Company's billings to the EPA and USACE and for its work at the Site. The Company believes the investigation followed certain allegations made by the PRPs in defense of the main cost recovery action. The Company is cooperating with the investigation.

     In addition to the above, the Company is subject to a number of claims and lawsuits in the ordinary course of its business. In the opinion of management, the outcome of these actions, which are not clearly determinable at the present time, are either adequately covered by insurance, or if not insured, will not, in the aggregate, have a material adverse impact upon the Company's consolidated financial position or the results of future operations.

     The Company is self-insured for the initial $1,000,000 of certain comprehensive general and automobile liability risks through its wholly-owned insurance company subsidiary and through deductible programs. The Company is insured through commercial sources for certain environmental impairment risks as well as for certain general and automobile liability umbrella coverages in excess of primary coverages. The Company provides for losses when identified and evaluated.

NOTE 16 -- MAJOR CUSTOMERS

     Revenues from federal government agencies accounted for 55%, 40%, and 25% of gross revenues from continuing operations for the years ended December 31, 1994, 1993 and 1992, respectively. Revenues from state and local government agencies accounted for 10%, 7% and 4% of gross revenues from continuing operations for the years ended December 31, 1994, 1993 and 1992, respectively. There were no industrial customers which accounted for more than 10% of gross revenues for the years ended December 31, 1994, 1993 and 1992.

NOTE 17 -- SPECIAL CHARGES

     The Company's loss from continuing operations for the year ended December 31, 1992 included special charges of $2,550,000 (net of $1,600,000 income tax benefit) or $0.21 per share recorded by the Company and $2,162,000 or $0.18 per share, which represents the Company's interest in special charges recorded by NSC. Such special charges primarily relate to the restructuring of the Company and NSC's asbestos abatement operations in anticipation of the acquisition of the asbestos abatement division of Brand (see Note 18 -- Brand Agreement), provisions for legal and insurance reserves, and certain other matters.

     As discussed in Note 15, the Company's loss from continuing operations included a special charge of $15,000,000 (net of $10,000,000 income tax benefit) or $0.96 per share, to establish a reserve for accounts receivable, primarily where such accounts are in litigation.

NOTE 18 -- BRAND AGREEMENT

     On May 4, 1993, NSC completed the acquisition of all the assets and certain liabilities of the asbestos abatement division of Brand in exchange for 4,010,000 shares of NSC's common stock and the common stock of NSCIS which in turn owns all of the common stock of CPS and MVIS (the "Brand Transaction"). Pursuant to the Brand Agreement, Brand guaranteed a minimum gross margin on certain asbestos abatement contracts to be assumed by NSC and will provide NSC with access to certain asbestos disposal facilities on favorable terms. As part of the Brand Transaction, Brand has negotiated settlements of the agreements which provided for contingent payments to the former shareholders of CPS and MVIS and NSC has revised the exercise price of the warrant to purchase 150,000 shares of NSC's common stock which was issued in connection with the acquisition of CPS from $10.00 per share to $6.00 per share. In addition, NSC received bonding support and a $25,000,000 subordinated working capital facility from an affiliate of Brand. The

                                OHM CORPORATION

Company and Brand each own 4,010,000 shares or approximately 40% of NSC's outstanding common stock. See "Note 5 -- Investments in and Advances to Affiliated Company."

NOTE 19 -- ACQUISITION

     On December 6, 1994, the Company entered into a definitive agreement to acquire substantially all of the assets and certain liabilities of the hazardous and nuclear waste remediation services business units of Rust International Inc. ("Rust") in exchange for 10,368,000 shares of common stock of the Company, or approximately 40% of the outstanding shares of the Company's common stock upon completion of the transaction. In addition, Rust's parent company, WMX Technologies, Inc., will provide the Company with a credit enhancement in the form of guarantees issued from time to time upon request of the Company, of up to $75,000,000 of the Company's indebtedness outstanding during the five years following the closing of the transaction. The transaction is subject to the approval of the shareholders of the Company. The required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act expired during January 1995. The anticipated closing date of such transaction is May 1995.

NOTE 20 -- QUARTERLY FINANCIAL INFORMATION AND MARKET PRICE INFORMATION (UNAUDITED)

     The following table sets forth the Company's condensed consolidated statements of operations by quarter for 1994 and 1993.

                                                      FIRST      SECOND       THIRD       FOURTH
                                                     QUARTER     QUARTER     QUARTER     QUARTER
                                                     -------     -------     -------     --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
1994
Gross revenues (1).................................  $75,031     $94,686     $91,308     $ 62,356
Net revenues.......................................  51,811      65,027      69,333        34,096
Gross profit (loss)................................  10,384      13,691      15,033       (11,886)
Selling, general and administrative expenses.......   7,287       8,316       8,419         8,259
Operating income (loss)............................   3,097       5,375       6,614       (20,145)
Net income (loss)..................................  $  805      $2,069      $2,615      $(13,105)
                                                     =======     =======     =======     ========
Net income (loss) per share........................  $ 0.05      $ 0.13      $ 0.16      $  (0.84)
                                                     =======     =======     =======     ========
Stock price range: (2)
  High.............................................  17 1/4      18 1/2      13 1/2        11 3/8
  Low..............................................  11 3/8      10 5/8          11         6 7/8
1993
Gross revenues.....................................  $43,840     $58,087     $62,063     $ 78,411
Net revenues.......................................  34,374      41,164      46,773        53,429
Gross profit.......................................   7,398       9,958      11,730        10,974
Selling, general and administrative expenses.......   5,977       6,593       7,351         7,189
Operating income...................................   1,421       3,365       4,379         3,785
Net income.........................................  $  331      $1,227      $1,749      $  1,100
                                                     =======     =======     =======     ========
Net income per share...............................  $ 0.03      $ 0.10      $ 0.14      $   0.08
                                                     =======     =======     =======     ========
Stock price range: (2)
  High.............................................   9 3/8           9          12        12 1/8
  Low..............................................   7 1/4       7 1/2           9        10 3/4


                                OHM CORPORATION

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

---------------

NOTE:

(1) During the fourth quarter of 1994, the Company recorded a $25,000,000 pre-tax charge, $15,000,000 after-tax or $0.96 per share, to establish a reserve for accounts receivable, primarily where such accounts are in litigation.

(2) Reflects the high and low closing prices of the Company's common stock on the New York Stock Exchange as reported by The Wall Street Journal. As of December 31, 1994, the Company has approximately 869 shareholders of record. The Company has not declared any cash dividends on its common stock and does not intend to pay cash dividends in the foreseeable future.

                           REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
OHM Corporation

     We have audited the accompanying consolidated balance sheets of OHM Corporation and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of OHM Corporation and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

                                            ERNST & YOUNG LLP

Columbus, Ohio
February 1, 1995